SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2014

Coca-Cola HBC AG
(Translation of Registrant’s Name Into English)

Coca-Cola HBC AG
Turmstrasse 26
CH-6300 Zug
Switzerland
+41 41 726 0110
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

       Form 20-F      ☒      Form 40-F     ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

     Yes      ☐      No     ☒

Table of Contents

This Form 6-K consists of ATHEX trading date of shares from stock options, filed on  January 03 2014.

FOR IMMEDIATE RELEASE

Coca-Cola HBC AG
Athens Exchange trading date of ordinary shares resulting
from exercise of stock options

Zug, Switzerland - 3 January 2014 - Coca-Cola HBC AG ("Coca-Cola HBC" or the"Company"), today announces that with respect to the Company's shares issued or to be issued pursuant the exercise of stock options under the Company's stock option plan, the Athens Exchange approved on 3/01/2014 :

a) listing to Athens Exchange of up to 36,657,351 ordinary registered shares with a par value of CHF 6.70 each fully paid ("Ordinary Shares") which will be issued from time to time following the exercise of stock options under the Company's stock option plan. The Ordinary Shares will be admitted to trading on the Athens Exchange upon issuance; and

b) admission to trading on the Athens Exchange of 1,199,080 of the aforementioned Ordinary Shares which have already been issued following the exercise of stock options during the period starting from 30/04/2013 to 30/11/2013 ("New Ordinary Shares"). The New Ordinary Shares will commence trading on the Athens Exchange on 7/01/2014.

The New Ordinary Shares have already been admitted upon issuance to the Official List of the UK Listing Authority and to trading on the London Stock Exchange's main market for listed securities under the Company's block listing facility. The Company has the ability to admit a further 35,458,271 Ordinary Shares under its block listing facility.

As at 30 November 2013, Coca-Cola HBC's issued share capital consisted of 367,690,225 Ordinary Shares, of which 14,925 Ordinary Shares are held by Coca-Cola HBC and 3,430,135 Ordinary Shares are held by its subsidiary, 3E (Cyprus) Limited, in treasury. Accordingly, as at 30 November 2013 the total number of voting rights in Coca-Cola HBC is 364,245,165 for the purposes of the Disclosure and Transparency Rules of the Financial Conduct Authority ("DTRs").

Shareholders may use the above total voting rights figure as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the share capital of Coca-Cola HBC under the DTRs.

Enquiries

Coca-Cola HBC Group Basak Kotler Investor Relations Director	Tel: +41 41 726 0143 email: basak.kotler@cchellenic.com
Eri Tziveli Investor Relations Manager	Tel: +30 210 618 3133 email: eri.tziveli@cchellenic.com
Dimitris Bakas Investor Relations Manager	Tel: +30 210 618 3124 email: dimitris.bakas@cchellenic.com
International media contact: StockWell Communications Rob Morgan Suzanne Bartch Anushka Mathew	Tel: +44 20 7240 2486 email: robert.morgan@stockwellgroup.com email: suzanne.bartch@stockwellgroup.com email: anushka.mathew@stockwellgroup.com
Greek media contact: V+O Communications Marianna Tantele	Tel: +30 211 7501219 email: mt@vando.gr

About Coca-Cola HBC Group

Coca-Cola HBC is the second-largest bottler of products of The Coca-Cola Company in terms of volume with sales of more than 2 billion unit cases. It has a broad geographic footprint with operations in 28 countries serving a population of approximately 581 million people. Coca-Cola HBC offers a diverse range of ready-to-drink non-alcoholic beverages in the sparkling, juice, water, sport, energy, tea and coffee categories. Coca-Cola HBC is committed to promoting sustainable development in order to create value for its business and for society. This includes providing products that meet the beverage needs of consumers, fostering an open and inclusive work environment, conducting its business in ways that protect and preserve the environment and contribute to the socio-economic development of the local communities.

Coca-Cola HBChas a premium listing on the London Stock Exchange (LSE: CCH) and its shares are listed on the Athens Exchange (ATHEX: EEE). Coca-Cola HBC's American depositary shares (ADSs) are listed on the New York Stock Exchange (NYSE: CCH). Coca-Cola HBC is included in the Dow Jones Sustainability and FTSE4Good Indexes. For more information, please visit http://www.coca-colahellenic.com/.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 03, 2014	Coca-Cola HBC AG

	By:	/s/ Michalis Imellos
	Name:	Michalis Imellos
	Title:	Chief Financial Officer

	By:	/s/ Jan Gustavsson
	Name:	Jan Gustavsson
	Title:	General Counsel, Company Secretary and Director of Strategic Development